EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and has not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended				Nine Months Ended
	September 30, 2017		September 30, 2016		September 30, 2017		September 30, 2016
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$20,543		$18,018		$57,873		$123,923
Add: Fixed charges, net	15,703		14,016		45,184		39,442
Income before income taxes and fixed charges, net	36,246		32,034		103,057		163,365
Fixed charges
Interest expense	$15,171		$13,609		$43,504		$34,928
One-third of rental expense	532		407		1,680		1,194
Interest on unrecognized tax benefits	-		-		-		-
Total fixed charges	$15,703		$14,016		$45,184		$39,442
Ratio of Earnings to Fixed Charges	2.31	x	2.29	x	2.28	x	4.14	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$20,543		$18,018		$57,873		$123,923
Add: Fixed charges, net	6,295		5,381		16,760		16,416
Income before income taxes and fixed charges, net	26,838		23,399		74,633		140,339
Fixed charges
Interest expense (excluding deposits)	5,763		4,974		15,080		15,222
One-third of rental expense	532		407		1,680		1,194
Interest on unrecognized tax benefits	-		-		-		-
Total fixed charges	$6,295		$5,381		$16,760		$16,416
Ratio of Earnings to Fixed Charges	4.26	x	4.35	x	4.45	x	8.55	x